Room 4561

June 26, 2007

Ms. Laura Fournier
Chief Financial Officer
Compuware Corporation
One Campus Martius
Detroit, MI 48226

> **Re:** **Compuware Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2007**
> **Filed May 30, 2007**
> **File No. 000-20900**

Dear Ms. Fournier:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

 Form 10-K for the Fiscal Year Ended March 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 37

1.   We note that you provide little or no discussion of cash flows from operating activities. In this regard, we note that there were material changes in several working capital line items however you have not disclosed why these changes occurred and how they impacted operating cash flow. When preparing the discussion and analysis of operating cash flows, you should address material

changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. In this regard, please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

Financial Statements

Consolidated Statements of Operations, page 44

2.   You disclose on page 47 that certain revenue is recognized ratably due to the lack of VSOE. Please tell us where you included the revenue for these bundled arrangements in your Statements of Operations. For instance, tell us whether the revenue is included in a single line item (i.e. license fees, maintenance fees or professional services fees) or tell us if the Company allocates the revenue from these arrangements amongst the various revenue line items based on a certain methodology and if so, please describe such methodology. Where there is a lack of VSOE of fair value among the arrangement elements, SOP 97-2 prohibits separation of the total arrangement fee for recognition purposes. Absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X that supports allocating the arrangement fee in the income statement, you should amend your presentation to include separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable because of the absence of VSOE for the undelivered PCS element. You should also include a footnote description to inform investors of the nature of the additional line item. Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 47

3.   You disclose that revenue from term license arrangements and arrangements in which you do not have VSOE of undelivered elements is recognized ratably. We also note your disclosure on page 35 and in your Form 8-K filed on April 23, 2007 indicating that, due to changing and more complex contractual terms, you expect an increasing percentage of arrangements where ratable recognition will be required. Please tell us more about these arrangements that result in ratable recognition by describing the licensing trends and specific contractual terms that result in the deferral of revenue. As part of your response, refer to the authoritative guidance you relied upon when determining your accounting.

4.   We note that VSOE for maintenance and professional services is based on the price charged when these services are sold separately. Describe the process you use to evaluate the various factors that effect your VSOE including customer type

and pricing factors. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. In this regard, we note your disclosures on page 34 where you indicate that based on market conditions, the Company periodically changes pricing methodologies for maintenance and professional services. Tell us how you factor these changes into your analysis of VSOE. See paragraph 10 of SOP 97-2.

5.   We further note that while your standard perpetual licenses include one year of maintenance, the Company also enters into multi-year contracts that include maintenance periods ranging from two to five years. Tell us whether you have established VSOE for maintenance included in multi-year arrangements and please describe the process used to establish VSOE in arrangements that include initial maintenance periods of two to five years. Further, if you have determined that the Company is able to establish VSOE for maintenance in your multi-year arrangements, please tell us how you determined that VSOE of fair value for such support is considered substantive. In this regard, at a minimum, please address each of the criteria identified in TPA 5100.54, by analogy, as indicators that the PCS renewal rates may not be substantive.

6.   We note your disclosures on page 29 where you indicate that for certain transactions that include an option to exchange or select products in the future, revenue is deferred and recognized over the term of the agreement or when all revenue recognition criteria have been met. Please provide more details regarding the terms of these arrangements. For instance, if the customer chooses the "select product" option are they entitled to use the previously delivered product in addition to the selected product or are they obligated to return the original product? Also, if they elect to use the "exchange" option does the exchange include products with no more than minimal differences in price, functionality or features? Please explain and tell us how you applied the guidance in paragraphs 39 – 51 of SOP 97-2 in accounting for these arrangements.

Note 12. Income Taxes, page 64

7.   We note that during the quarter ended March 31, 2007, the Company reduced its income tax provision by $26.6 million for "certain items related to settlements of prior tax matters" which included an agreement on issues that affected a "special deduction and credits afforded to U.S. based taxpayers that generate income from sales to foreign customers." Please explain further what you mean by "special deduction" and describe the settlement of prior year tax matters that lead to the decrease in the current year's provisions. Does part of this settlement relate to the American Jobs Creation Act of 2004 or transfer pricing issues? We further note that the Company has reserves of $11.6 million and $37.8 million at March 31, 2007 and March 31, 2006, respectively for certain open tax matters with various significant taxing jurisdictions for tax years 1996 and forward. Please explain

further the items impacting these reserves and tell us whether the settlement of certain items in fiscal 2007 and the corresponding reduction in the reserve balance is related to the $26.6 million reduction in your tax provision.

Item 9A. Controls and Procedures, page 74

8.   We note your disclosure that the "Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective, at the reasonable assurance level, to cause the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act to be recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms." Please confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Confirm you will modify your disclosure, as may be necessary, in future filings.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or me at (202) 551-3499 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief